PGIM Investments LLC

655Broad Street – 6th Floor Newark, New Jersey 07102

November 1, 2022

The Board of Trustees

Prudential Investment Portfolios 3

655Broad Street—6th Floor Newark, New Jersey 07102

Re: PGIM Real Assets Fund (the Fund)

To the Board of Trustees:

PGIM Investments LLC ("PGIM Investments") has contractually agreed through February 29, 2024 to limit net annual operating expenses and acquired fund fees and expenses (exclusive of distribution and service (12b-1) fees, shareholder service fee, interest, dividend and interest expense on short sales (including acquired fund dividend and interest expense on short sales), brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses (including acquired fund taxes)), transfer agency expenses (including sub-transfer agency and networking fees), and extraordinary expenses) of each class of shares to 0.85% of the Fund's average daily net assets. Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class. In addition, Total Annual Fund Operating Expenses for Class R6 shares will not exceed Total Annual Fund Operating Expenses for Class Z shares. Fees and/or expenses waived and/or reimbursed by PGIM Investments for the purpose of preventing the expenses from exceeding a certain expense ratio limit may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This waiver may not be terminated prior to February 29, 2024, without the prior approval of the Fund's Board of Trustees. Separately, PGIM Investments has contractually agreed to waive any management fees it receives from the Fund in an amount equal to the management fees paid by the Cayman Subsidiary. This waiver will remain in effect for as long as the Fund remains invested or intends to invest in the Cayman Subsidiary.

Very truly yours,

PGIM INVESTMENTS LLC

By:	/s/Scott E. Benjamin
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Name:	Scott E. Benjamin
Title:	Executive Vice President